SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  120 17 N 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                         Attn: Deborah A. Sullivan, Esq.
                                  212-785-0900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  August 2, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                            106,625 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                       106,625 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person 106,625 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   13.99%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                              5,000 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                         5,000 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    5,000 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            /x /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    0.66%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

            This Schedule 13D relates to the shares of Common Stock of Bull & Bear U.S. Government Securities Fund, Inc (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
Steven A. Landis                                           Senior Vice President
Joseph Leung                                                           Treasurer
Deborah Ann Sullivan                                                   Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

            (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

            (d)         None

            (e)         None

            (f) ISC is a Delaware  corporation.  Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            ISC used working capital.  Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

            The Reporting Persons acquired the Shares for investment purposes.

            Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of July 22, 1999, the Reporting Persons believe there are 761,953.550 shares of Common Stock outstanding. ISC is the beneficial owner of 106,625 shares of Common Stock, which constitutes approximately 13.99% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 5,000 shares of Common Stock, which constitute approximately 0.66% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                     Where and How
                                                                      Number of       Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                  July 30, 1999        Bought       73,325          12.875          Private NY
ISC                 August 2, 1999        Bought        7,000          12.875          Private NY


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI") (formerly Bull & Bear Group, Inc.). WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies, whose name was changed from Bull & Bear Group, Inc. on April 1, 1999. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

            Pursuant to an investment management agreement, CEF acts as general manager of the Issuer, being responsible for the various functions assumed by it, including the regular furnishing of advice with respect to portfolio transactions. CEF manages the investment and reinvestment of the assets of the Issuer, subject to the control and oversight of the Issuer's directors. For its services, CEF receives an investment management fee, payable monthly, based on the average weekly net assets of the Issuer, at the annual rate of 0.70% of the first $250 million, 0.625% from $250 million to $500 million, and 0.50% over $500 million. From time to time, CEF may reimburse all or part of this fee to improve the Issuer's yield and total return. CEF provides certain administrative services to the Issuer at cost. During the fiscal year ended June 30, 1998, the investment management fees payable by the Issuer to CEF were $77,098, representing 0.70% of its average daily net assets, of which $6,264 were waived. During the six months ended December 31, 1998, the investment management fees payable by the Issuer to CEF were $38,890, representing 0.70% of its average daily net assets, of which $38,890 were waived.

            Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Robert D. Anderson and Thomas B. Winmill are directors and officers of WCI, ISC, CEF, and the Issuer. Each of Steven A. Landis, Joseph Leung, and Deborah A. Sullivan are officers of WCI, ISC, CEF, and the Issuer. The Issuer has an audit committee comprised of directors Douglas Wu, Frederick A. Parker, Jr., and Thomas B. Winmill, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

            Article XIV of the Issuer's charter provides that the name "Bull & Bear" included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from WCI or a subsidiary of

WCI. The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name "Bull & Bear" in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly. WCI withdrew the license to "Bull & Bear" on March 3, 1999, effective upon Closing, as described below.

            Pursuant to an agreement dated December 17, 1998, on March 31, 1999 (the "Closing"), WCI assigned to a subsidiary of Royal Bank of Canada, an unaffiliated third party, all its right, title and interest in and to the name "Bull & Bear" ("Name"). WCI further agreed that it shall (i) use its reasonable best efforts to, (ii) cause its subsidiaries to use their reasonable best efforts to and (iii) use its reasonable best efforts to cause the Issuer and the other funds in the investment company complex ("Complex") to use their reasonable best efforts to, within 90 days following the Closing, to remove or obliterate the Name or any name, mark or logo similar thereto from any materials or property of WCI, its subsidiaries and the Complex, and neither WCI, its subsidiaries nor the Complex shall, after the date that is 90 days after the Closing Time, in any way use materials or property, whether or not in existence at the Closing Time, that bear the Name or any name, mark or logo similar thereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.

   Exhibit                 B:  The  investment   management   agreement
                           between the Issuer and CEF Advisers, Inc.

   Exhibit C:              Agreement to file Schedule 13D jointly.

   Exhibit D:              Stock Purchase Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 1999

                                                  INVESTOR SERVICE CENTER, INC.

                                                  By: /s/ Deborah A. Sullivan
                                                  Name: Deborah A. Sullivan
                                                  Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 1999

                                          By:   /s/ Bassett S. Winmill
                                          Name: Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF.

     The directors of ISC and CEF are Thomas B. Winmill and Robert D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Mark C. Jones, Edward G. Webb, Bassett S. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Robert D. Anderson, Thomas B. Winmill, Douglas Wu, and Frederick A. Parker, Jr.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer by virtue of their relationship with CEF, as defined in the 1940 Act is set forth below:




                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive     1996      2001
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC and CEF. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the     1996      2002
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. His address is 11 Hanover
Square,  New York, New York 10005.  He was born February 10,
1930.

                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


ROBERT D. ANDERSON -- He is Vice Chairman of the Issuer,  as     1999      2000
well as the other  investment  companies  in the  Investment
Company  Complex,  and of WCI and certain of its affiliates.
He was a member of the Board of Governors of the Mutual Fund
Education  Alliance,  and of its  predecessor,  the  No-Load
Mutual Fund Association. He has also been a member of the District #12, District Business Conduct and Investment
Companies Committees of the NASD. He is 69 years old.



            The   non-director   executive   officers   of  the  Issuer   and/or
director/officers of CEF and/or WCI, and their relevant biographical information are set forth below:

            STEVEN A. LANDIS - Senior Vice President of the Issuer. He also is Senior Vice President of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1993 to 1995, he was Associate Director - Proprietary Trading at Barclays de Zoete Wedd Securities Inc. and, from 1992 to 1993, he was Director, Bond Arbitrage at WG Trading Company. He was born March 1, 1955.

            JOSEPH LEUNG, CPA - Treasurer and Chief Accounting Officer of the Issuer. He also is Treasurer and Chief Accounting Officer of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1992 to 1995, he held various positions with Coopers & Lybrand LLP, a public accounting firm. He is a member of the American Institute of Certified Public Accountants.
He was born September 15, 1965.

            DEBORAH ANN SULLIVAN - Vice President, Secretary and Chief Compliance Officer of the Issuer. She also is Vice President, Secretary and Chief Compliance Officer of the other investment companies in the Investment
Company Complex, and CEF and WCI. From 1993 to 1994, she was the Blue Sky Paralegal for SunAmerica Asset Management Corporation and, from 1992 to 1993, she was Compliance Administrator and Blue Sky Administrator with Prudential Securities, Inc. and Prudential Mutual Fund Management, Inc. She is a member of the New York State Bar. She was born June 13, 1969.

            The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of August 2, 1999 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Robert D. Anderson                         0.000
           Steven A. Landis                          50.000
           Joseph Leung                               0.000
           Deborah Ann Sullivan                       0.000
           Bassett S. Winmill                     5,000.000
           Thomas B. Winmill                         22.243

                                    EXHIBIT B

[CEF Advisers, Inc. changed its name from Bull & Bear Advisers, Inc. on April 1, 1999.]

                         INVESTMENT MANAGEMENT AGREEMENT

            AGREEMENT made on September 12, 1996, by and between BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC., a Maryland corporation (the "Fund") and BULL & BEAR ADVISERS, INC., a Delaware corporation (the "Investment Manager").

            WHEREAS the Fund intends to register under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company; and

            WHEREAS, the Fund desires to retain the Investment Manager to furnish certain investment advisory and portfolio management services to the Fund, and the Investment Manager desires to furnish such services;

            NOW THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed between the parties hereto as follows:

            1. The Fund hereby employs the Investment Manager to manage the investment and reinvestment of its assets, including the regular furnishing of advice with respect to the Fund's portfolio transactions subject at all times to the control and oversight of the Fund's Board of Directors, for the period and on the terms set forth in this Agreement. The Investment Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth, for the compensation herein provided. The Investment Manager shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way, or otherwise be deemed an agent of the Fund.

            2. The Fund assumes and shall pay all the expenses required for the conduct of its business including, but not limited to, salaries of administrative and clerical personnel, brokerage commissions, taxes, insurance, fees of the transfer agent, custodian, legal counsel and auditors, association fees, costs of filing, printing and mailing proxies, reports and notices to shareholders, preparing, filing and printing the prospectus and statement of additional information, payment of dividends, costs of stock certificates, costs of shareholders meetings, fees of the independent directors, necessary office space rental, all expenses relating to the registration or qualification of shares of the Fund under applicable Blue Sky laws and reasonable fees and expenses of counsel in connection with such registration and qualification and such non-recurring expenses as may arise, including, without limitation, actions, suits or proceedings affecting the Fund and the legal obligation which the Fund may have to indemnify its officers and directors with respect thereto.

            3. If requested by the Fund's Board of Directors, the Investment Manager may provide other services to the Fund such as, without limitation, the functions of billing, accounting, certain shareholder communications and services, administering state and Federal registrations, filings and controls and other administrative services. Any services so requested and performed will be for the account of the Fund and the costs of the Investment Manager in rendering such services shall be reimbursed by the Fund, subject to examination by those directors of the Fund who are not interested persons of the Investment Manager or any affiliate thereof.

            4. The services of the Investment Manager are not to be deemed exclusive, and the Investment Manager shall be free to render similar services to others in addition to the Fund so long as its services hereunder are not impaired thereby.

            5. The Investment Manager shall create and maintain all necessary books and records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the investment management services performed by it hereunder and not otherwise created and maintained by another party pursuant to a written contract with the Fund. Where applicable, such records shall be maintained by the Investment Manager for the periods and in the places required by Rule 31a-2 under the 1940 Act. The books and records pertaining to the Fund which are in the possession of the Investment Manager shall be the property of the Fund. The Fund, or the Fund's authorized representatives, shall have access to such books and records at all times during the Investment Manager's normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by the Investment Manager to the Fund or the Fund's authorized representatives.

            6. As compensation for its services provided pursuant to this Agreement, the Fund will pay to the Investment Manager a fee from its assets, such fee to be computed weekly and paid monthly in arrears at the annual rate of 0.70% of the first $250 million, 0.625% from $250 million to $500 million, and 0.50% over $500 million of the Fund's net assets. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be protected according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

            7. The Investment Manager shall direct portfolio transactions to broker/dealers for execution on terms and at rates which it believes, in good faith, to be reasonable in view of the overall nature and quality of services provided by a particular broker/dealer, including brokerage and research services and sales of shares of the Fund and shares of the other funds in the Bull & Bear fund complex. The Investment Manager may also allocate portfolio transactions to broker/dealers that remit a portion of their commissions as a credit against Fund expenses. With respect to brokerage and research services, the Investment Manager may consider in the selection of broker/dealers brokerage or research provided and payment may be made of a fee higher than that charged by another broker/dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended, or other applicable laws are met. Although the Investment Manager may direct portfolio transactions without necessarily obtaining the lowest price at which such broker/dealer, or another, may be willing to do business, the Investment Manager shall seek the best value for the Fund on each trade that circumstances in the market place permit, including the value inherent in on-going relationships with quality brokers. To the extent any such brokerage or research services may be deemed to be additional compensation to the Investment Manager from the Fund, it is authorized by this Agreement. The Investment Manager may place brokerage for the Fund through an affiliate of the Investment Manager, provided that: the Fund not deal with such affiliate in any transaction in which such affiliate acts as principal; the commissions, fees or other remuneration received by such affiliate be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time; and such brokerage be undertaken in compliance with applicable law. The Investment Manager's fees under this Agreement shall not be reduced by reason of any commissions, fees or other remuneration received by such affiliate from the Fund.

            8. The Investment Manager shall waive all or part of its fee or reimburse the Fund monthly if and to the extent the aggregate operating expenses of the Fund exceed the most restrictive limit imposed by any state in which shares of the Fund are qualified for sale. In calculating the limit of operating expenses, all expenses excludable under state regulation or otherwise shall be excluded. If this Agreement is in effect for less than all of a fiscal year, any such limit will be applied proportionately.

            9. Subject to and in accordance with the Articles of Incorporation and By-laws of the Fund and of the Investment Manager, it is understood that directors, officers, agents and shareholders of the Fund are or may be interested in the Fund as directors, officers, shareholders and otherwise, that the Investment Manager is or may be interested in the Fund as a shareholder or otherwise and that the effect and nature of any such interests shall be governed by law and by the provisions, if any, of said Articles of Incorporation or By-laws.

            10. A. This Agreement shall become effective upon the date hereinabove written provided that this Agreement shall not take effect unless it has first been approved (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and (ii) by vote of the holders of a majority of the Fund's outstanding voting securities.

            B. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the above written date. Thereafter, if not terminated, this Agreement shall continue automatically for successive periods of twelve months each, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and
(ii) by the Board of Directors of the Fund by the vote of the holders of a majority of the outstanding voting securities of the Fund.

            C. This Agreement may be terminated without penalty at any time either by vote of the Board of Directors of the Fund or by vote of the holders of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Investment Manager, or by the Investment Manager on 60 days' written notice to the Fund. This Agreement shall immediately terminate in the event of its assignment.

            11. The Investment Manager shall not be liable to the Fund or any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund or the Fund's shareholders in connection with the matters to which this Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Fund or the Fund's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under this Agreement.

            12. As used in this Agreement, the terms "interested person," "assignment," and "majority of the outstanding voting securities" shall have the meanings provided therefor in the 1940 Act, and the rules and regulations thereunder.

            13. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement, with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency, decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

            14. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated thereunder.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


ATTEST:                                       BULL & BEAR U.S.
                                              GOVERNMENT SECURITIES FUND, INC.

_/s/_______________________                   By:/s/________________________


ATTEST:                                       BULL & BEAR ADVISERS, INC.


_/s/________________________
                                              By:/s/_________________________

                                    EXHIBIT C

                                    AGREEMENT

            AGREEMENT dated as of July 28, 1999 between Investor Service Center, Inc., a Delaware corporation ("ISC"), and Bassett S. Winmill.

            WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

            NOW, THEREFORE, the undersigned hereby agree as follows:

            1. The Schedule 13D with respect to Bull & Bear U.S. Government Securities Fund, Inc. to which this is attached as Exhibit C is filed on behalf of ISC and Mr. Winmill.

            2. Each of ISC and Mr. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

            IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                                                INVESTOR SERVICE CENTER, INC.

                                                /s/___________________________
                                                By: President



                                                BASSETT S. WINMILL

                                                /s/___________________________

                                    EXHIBIT D


                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT is made as of June 25, 1999, by and among Karpus Management, Inc. ("Seller") and Investor Service Center, Inc. ("Buyer").
     WHEREAS, Seller and Bull & Bear U.S. Government Securities Fund, Inc. ("BBG") have entered into an Amended and Restated Stipulation of Settlement dated June 25, 1999 (the "Stipulation"); and
     WHEREAS, Seller has discretionary trading authority authorizing it in its sole discretion to sell 95,175 shares of BBG Common Stock, par value $.01 per share; and
     WHEREAS, Seller manages an account for ___________________ which contains an additional 1,375 shares of BBG Common Stock, par value $.01 per share (the "Additional Shares"); and
     WHEREAS, Seller and Buyer have agreed to the purchase and sale of 95,175 shares of BBG Common Stock for $12 7/8 per share (the "Sale");
     NOW THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
     1.   PURCHASE AND SALE OF SHARES.
          ----------------------------
          1.1 SHARES. Subject to the terms and conditions of this Agreement, Buyer agrees to purchase and Seller agrees to sell to Buyer NINETY-FIVE THOUSAND ONE HUNDRED SEVENTY FIVE (95,175) shares of Common Stock, $.01 par value, of BBG, a Maryland corporation, (the "Stock"), at the purchase price of One Million, Two Hundred Twenty Five Thousand Three Hundred Seventy Five Dollars and Thirteen Cents ($1,225,378.13)(the "Purchase Price").
          1.2  CLOSING.
               1.2.1 TIME. The purchase of the Stock (the "Closing") shall take place on or before the fifth (5) business day after all conditions set forth in Sections 5 and 6 hereof have been satisfied. At the Closing, the Shares shall be delivered to Buyer, through the Depository Trust Company, versus payment to Seller.
               1.2.2 PLACE. The Closing shall take place at Hecht & Steckman, P.C. ("H&S"), 60 East 42nd St., Suite 5101, New York, NY 10165.
     2.   REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and
          ----------------------------------------
warrants to Buyer, as of the date of this Agreement and as of the Closing, that:
          2.1  AUTHORITY. Seller has full, unlimited,
written discretionary authority with respect to the sale of all of the Stock.
          2.2 AUTHORIZATION. Seller has full power and authority to enter into this Agreement, which constitutes a valid and legally binding obligation, enforceable in accordance with its terms, against Seller and its clients.
          2.3  SHARES. The Stock is unencumbered and unrestricted.
     3.   REPRESENTATIONS  AND WARRANTIES OF BUYER.  Buyer hereby represents and
          ----------------------------------------
warrants that:
          3.1 AUTHORIZATION. Buyer has full power and authority to enter into this Agreement. The Agreement constitutes a valid and legally binding obligation, enforceable in accordance with its terms.
     4.   INDEMNIFICATION.
          ---------------
          4.1 INDEMNITY. Seller, in consideration of the transfer of the Stock held by Seller to Buyer on the terms and conditions set forth in this Agreement, hereby agrees to hold harmless and indemnify Buyer Covenatees (as defined herein) and BBG, from and against any and all damages and costs, reasonable including attorneys' fees, arising from any "Claim" (as hereinafter defined).
          4.2 DEFINITION OF CLAIM. "Claim" shall mean any cause of action, suit, judgment, litigation or shareholder demand, in law or equity, or in an arbitration, brought by Seller or any client of

Seller, against Buyer Covenantees or BBG, arising out of Buyer's purchase of the Stock.
          4.3 NOTICE. In connection with a request by a Buyer Covenantee or BBG (Buyer Covenatee and BBG collectively "Indemnitee") for indemnification under this Section 4, Indemnitee shall notify Seller in writing, by Certified or Registered mail or international equivalent, of any Claim against Indemnitee covered by this Section 4 within five (5) business days after it has received notice of such Claim, or earlier so as not to cause Seller to be prejudiced by a loss of rights. Failure to notify Seller within such period shall result solely in Indemnitee receiving no indemnity under the terms of this Agreement only if such failure materially prejudices Seller, and in no event shall preclude Indemnitee from seeking indemnity without reference to the terms of this Agreement. The address on the signature page shall be used for the purpose of giving notice to Seller. Seller may change the place of giving notice by notifying Indemnitee in writing at least ten (10) days prior to the date when said new address shall become effective.
     5.   CONDITIONS OF SELLER'S  OBLIGATIONS  AT CLOSING.  The  obligations  of
          -----------------------------------------------
Seller under Section 1 of this Agreement are subject to the fulfillment on or before the Closing of the following:
          5.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of Buyer contained in Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.
     6.   CONDITIONS OF BUYER'S OBLIGATIONS AT CLOSING. The obligations of Buyer
          --------------------------------------------
under Section 1 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:
          6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of Seller contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.
          6.2 BOARD APPROVAL. The BBG Board of Directors has approved the settlement pursuant to Section E of the Stipulation.
     7.   COVENANT NOT TO SUE KIM
          -----------------------
          In consideration of the sale of the Stock hereunder, Buyer and its Affiliated Companies, as defined below, covenant and agree, for themselves, and for their legal representatives, successors, assigns, agents, officers, directors and employees ("Buyer Covenantors"):
          7.1 to refrain from making, directly or indirectly, any claim or demand, or to commence, facilitate commencement or cause to be prosecuted any action in law or equity against Seller, or its officers, directors, employees, successors or assigns, on account of any damages, real or imagined, known or unknown, which the Buyer Covenantors ever had, have or which may hereafter arise. The term of this Covenant Not to Sue shall be forty (40) years.

                                                INVESTOR SERVICE CENTER, INC.

                                                By:/s/_________________________
                                                                 , President

          7.2  "Affiliated  Companies"  shall  include  all  entities  listed on
Exhibit 1 hereto. The Affiliated Companies shall use their commercially reasonable best efforts to prevent the following investment companies from making, directly or indirectly, any claim or demand, or to commence, facilitate commencement or cause to be prosecuted any action in law or equity against Seller, or its officers, directors, employees, successors or assigns: Bull & Bear Funds I, Inc., whose sole series is Bull & Bear U.S. and Overseas Fund, Bull & Bear Funds II, Inc., whose sole series is Bull & Bear Dollar Reserves, Bull & Bear Gold Investors Ltd., Bull & Bear Special Equities Fund, Inc., Global Income Fund, Inc., Midas Fund, Inc., Rockwood Fund, Inc., Tuxis Corporation, Midas U.S. and Overseas Fund Ltd., Dollar Reserves, Inc., Midas Investors Ltd., Midas Special Equities Fund, Inc. and Midas Magic, Inc.

     8.   SELLER'S UNDERTAKINGS AND REPRESENTATIONS
          -----------------------------------------
     In consideration of the sale of the Stock hereunder, Seller agrees to undertake the following obligations and makes the following representations:
          8.1 DIVESTMENT. Seller shall divest itself of any and all securities of any Buyer Company, as defined herein, (1) that it owns for its own account;
(2) that is owned in the accounts of any and all of its clients over which it has or exercises discretionary authority; or (3) that it controls or holds on any client's behalf. Seller represents and warrants the number of all such securities of Buyer Companies is 96,550 shares of BBG Common Stock as of the date of this Agreement which shall be sold pursuant to this Agreement.
          8.2 NO FUTURE INVESTMENT. Seller shall not, for the next forty (40) years, (i) purchase, directly or indirectly, or otherwise acquire for its own account, or for the account of a client for whom it acts as advisor, administrator, subadvisor, broker, dealer, or in or under any similar fiduciary or contractual capacity, direct or indirect ownership of, voting control over, or dispositive power over any security in any "Buyer Company," as defined herein or (ii) exercise discretionary authority over any client account containing any security of any "Buyer Company." A "Buyer Company" is hereby defined to include
(1) Buyer, (2) any direct or indirect  affiliate,  parent,  subsidiary of Buyer,
(3) any investment company managed by any of the entities in (1) or (2) or their direct or indirect affiliates, parents, or subsidiaries, (4) any entity in which an officer or director of the foregoing entities is an officer or director and/or (5) any entity in which any of the foregoing entities or persons owns more than 5% of the outstanding common stock (collectively referred to herein as "Buyer Companies"). A current list of the Buyer Companies is annexed hereto as
Exhibit 2, which may be updated at any time by any of the Buyer Companies by delivery of a revised list to Seller. In the event that Seller is in violation of this Agreement as the result of establishment of a new client relationship, Seller shall divest that security causing the violation within five (5) business days of establishment of the client relationship. In the event that Exhibit 2 is updated by Buyer to add new Buyer Companies, and an account held by Seller, for itself or for a client, contains a security in one of the new Buyer Companies, Seller shall divest that security within five (5) business days of receipt of the update to Exhibit 2.
          8.3 COVENANT NOT TO SUE THE BUYER COMPANIES. In consideration of the sale of the Stock hereunder, Seller covenants and agrees, for itself, and for its affiliates as defined under the Investment Company Act of 1940, as amended, legal representatives, successors, assigns, agents, officers, directors and employees (collectively "Seller Covenantors") to refrain from making, directly or indirectly, any claim or demand, or to commence, facilitate commencement or cause to be prosecuted any action in law or equity against any Buyer Company, or its directors, officers, employees, successors, assigns or affiliates (all such Buyer Companies and their directors, officers, employees, successors, assigns or affiliates, collectively referred to herein as the "Buyer Covenantees") on account of any damages, real or imagined, known or unknown, which the Seller
Covenantors ever had, have or which may hereafter arise. The term of this Covenant Not to Sue shall be forty (40) years.

                                                  KARPUS MANAGEMENT, INC.

                                                  By:/s/______________________
                                                              George Karpus
                                                              President

               8.3.1 COVENANT A DEFENSE TO ANY ACTION. The above Covenant Not to Sue shall be a complete defense to any action or proceeding that may be brought or instituted by the Seller Covenantors, and shall forever be a complete bar to the commencement or prosecution of any action or proceeding whatsoever against any Buyer Covenantee.

               8.3.2 EXCEPTIONS TO COVENANT NOT TO SUE.
                    8.3.2.1 Any claim arising from the failure of the Buyer to perform any terms or obligations under this Agreement is excepted from and not subject to the Covenant Not to Sue set forth above.
                    8.3.2.2 The Seller Covenantors, including George Karpus, agree and covenant not to participate in, assist, encourage, or become involved in, directly or indirectly, any claims, causes of action or cases in the future against any of the Buyer Covenantees, except to the extent required by judicial or administrative process in an action or proceeding instituted by another unaffiliated party, for forty (40) years from the date of this Agreement.
          8.4 NON-PARTICIPATION IN PROXY OR TAKEOVER ACTIVITY. The Seller Covenantors, including George Karpus, agree and covenant not to participate in, assist, encourage, or become involved in, directly or indirectly, any proxy solicitation or takeover activity, of any kind, of or concerning any Buyer Covenantee, including but not limited to, tender offers and shareholder communications, for forty (40) years from the date of this Agreement.
          8.5 PROXY MATERIALS. The Seller Covenantors agree that they shall not, with respect to any Buyer Covenantee, submit, or otherwise create or circulate preliminary or definitive proxy materials for forty (40) years from the date of this Stipulation.
          8.6  NON-DISCLOSURE OF CONFIDENTIAL INFORMATION.

               8.6.1  NON-DISCLOSURE.   Seller  acknowledges  that  through  its
inquiry and investigation of the matters at issue in the following actions, BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC. V. KARPUS MANAGEMENT, INC., 98 Civ. 1818 (LMM), S.D.N.Y. (the "SDNY Action") and KARPUS MANAGEMENT, INC. V. BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC., 98-4161 (WMN), D.Md (the "Maryland Action"), it has obtained or developed certain confidential information including confidential documents ("Confidential Information") regarding the Buyer Covenantees. The Seller Covenantors and any investigatory person, or law firm, or other entity retained by Seller or its counsel in connection with the SDNY or Maryland Actions shall not disclose any Confidential Information to any person or entity, subject to applicable law. Confidential Information shall not include documents in the possession of Seller, its counsel or agents prior to said the SDNY Action or Maryland Action and investigations thereof.
               8.6.2  NO STATEMENTS.   Seller  shall  not  make or  disseminate,
orally, in writing, over the Internet or otherwise, any statements to any person or entity, including any federal, state or regulatory governmental agency or representatives of the media or press, concerning or relating to any Buyer
Covenantee except (i) as required by applicable law and (ii) to the extent provided in the Stipulation. Seller shall not take any action intended, or which may reasonably be expected, directly or indirectly, to impair the goodwill, business reputation or good name of any Buyer Covenantee.
                                    RELEASES
                                    --------
     9. SELLER'S RELEASE OF CLAIMS. In consideration of the sale of the Stock, Seller and its successors, subsidiaries, affiliates, owners, partners, predecessors, assigns, agents, representatives, officers, directors, and employees forever mutually release and discharge Buyer, BBG and their successors, subsidiaries, affiliates, owners, partners, predecessors, assigns, agents, representatives, officers, directors and employees from any and all causes of action, actions, judgments, liens, damages, losses, claims, liabilities, and demands whatsoever, whether known or unknown, which each other had, now has, or hereafter can, shall, or may have, however arising, including by reason of any duty, breach, act, omission, condition or occurrence through and including the Closing and/or by reason of any fact, act, matter, cause or thing of any kind whatsoever.
     10.  BUYER'S RELEASE OF CLAIMS.  In consideration of the sale of the Stock,

Buyer and its successors, subsidiaries, affiliates, owners, partners, predecessors, assigns, agents, representatives, officers, directors and employees forever mutually release and discharge Seller and its successors, subsidiaries, affiliates, owners, partners, predecessors, assigns, agents, representatives, officers, directors, and employees from any and all causes of action, actions, judgments, liens, damages, losses, claims, liabilities, and demands whatsoever, whether known or unknown, which each other had, now has, or hereafter can, shall, or may have, however arising, including by reason of any duty, breach, act, omission, condition or occurrence through and including the Closing and/or by reason of any fact, act, matter, cause or thing of any kind whatsoever.
     11.  THE ADDITIONAL  SHARES. On the first date that Seller has the power to
          ----------------------
do so, Seller shall sell the Additional Shares in the open market or transfer ownership of the Additional Shares to an unaffiliated person or entity. Prior to the date of such sale or transfer, Seller agrees that it shall not directly or indirectly engage in any shareholder action with respect to the Additional Shares including, but not limited to, proxy filings, causing proxy filings, voting the Additional Shares, filings with the SEC or causing filings with the SEC.
     12.  MISCELLANEOUS.
          --------------
          12.1 SURVIVAL OF WARRANTIES. The warranties, representations and covenants of Seller and Buyer contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.
          12.2 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding on the respective successors and assigns of the parties (including any transferee of any Stock). Nothing in this Agreement, express or implied, is intended to confer on any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. This Agreement shall not be assignable by either party without the written consent of the other party.
          12.3 GOVERNING LAW. This Agreement and its enforcement shall be governed by and construed under the laws of the State of New York.
          12.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          12.5 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
          12.6 NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or forty-eight (48) hours after deposit with the United States Post Office, by registered or certified mail, return receipt requested, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other party.
          12.7 EXPENSES. Except as otherwise provided herein, whether or not the Closing occurs, each party shall pay all costs and expenses that they incur with respect to the negotiation, execution, delivery and performance of this Agreement.
          12.8 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties.
          12.9 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          12.10 ENTIRE AGREEMENT. This Agreement and the documents referred to herein constitute the entire agreement among the parties and supersedes and replaces the Stock Purchase Agreement between the parties dated May 24, 1999 which is hereby declared null and void. No party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Seller:                                      Buyer:

/s/__________________________                 /s/________________________
                                              Investor Service Center, Inc.
By: George M. Karpus, Personally              By:      , President
and as President of                           11 Hanover Square
Karpus Management, Inc.                       New York, New York  10005
14A Tobey Village Office Park
Pittsford, New York  14534